

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2011

Via U.S. mail

Dawn M. Wolverton, Esq.
Vice President – Associate General Counsel and Assistant Secretary
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

> **Re: Rent-A-Center, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed March 8, 2011**
> **File No. 333-171867**

Dear Ms. Wolverton:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment two of our letter dated February 16, 2011, however it is not apparent how you concluded that your filing is compliant with Rule 3-10 of Regulation S-X. Please provide a detailed supporting analysis citing relevant regulatory guidance. Refer generally to SEC Release 33-7878 (Aug. 15, 2000).

2. We reissue comment eight of our letter dated February 16, 2011. Please either remove the disclosure that references statements "within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act" or include express disclosure that states that the safe harbor protections contained in these sections does not apply to statements made in connection with this offering.

Exhibit 5.1

3. We object to the statement in the last sentence of the second paragraph. Please either delete counsel's assumption relating to due authorization, delivery and execution of the Indenture by the Trustee or provide support for why the assumption is appropriate and/or not readily ascertainable by Fulbright & Jaworski LLP.

You may contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: James R. Griffin, Esq.
        Fulbright & Jaworksi LLP
        via facsimile at (214) 855-8200